October 25, 2022

Mr. Robert Shapiro
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Rent-A-Center, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
Form 10-Q for the Fiscal Quarter Ended June 30, 2022
Filed August 5, 2022
File No. 001-38047

Dear Mr. Shapiro:

On behalf of Rent-A-Center, Inc. (the “Company”), this is a written response to your comment letter dated September 21, 2022 (the “Comment Letter”) regarding the Company’s filings referenced above. For reference the comments contained in the Comment Letter have been reproduced below. Our responses have been included directly below each of the individual numbered comments included in your Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
Gross Profit, page 39

1. Please discuss in detail here how Acima's use of a different merchandise lease depreciation policy results in a lower consolidated gross margin relative to the depreciation policy for other operations so investors may have a better understanding of its continuing effect. Refer to Item 303(b)(2)(i) of Regulation S-K. Also consider similar disclosure in your discussion of segment operating profit for the Acima segment to the extent meaningful going forward.

Response
Depreciation of lease merchandise for Acima Holdings (our “virtual business”), which the Company acquired in February 2021, is recognized using a straight-line method over the term of the lease-to-own (“LTO”) contract. Under the straight-line method, depreciation of lease merchandise is recognized each period over the term of the LTO contract irrespective of receipt of revenue payments from the customer and assumes no salvage value. Depreciation of lease merchandise for our RAC Business LTO stores and former Preferred Lease LTO locations (“legacy RAC business”) is primarily provided using the income forecasting method and assumes no salvage value. Under the income forecasting method, the consumption of lease merchandise occurs during periods of rental and depreciation directly coincides with the receipt of rental revenue over the LTO contract period, as disclosed under Critical Accounting Estimates, Uncertainties or Assessments in Our Financial Statements, and Note A in the Notes to our Consolidated Financial Statements included in our Form 10-K. Merchandise depreciation under both the straight-line and income forecasting methods is recorded to Cost of Rentals & Fees in the Company’s Consolidated Statement of Operations.
For lease contracts in which the customer maintains current payment status, recognition of lease merchandise depreciation expense is equivalent for both the straight-line and income forecasting methods. However, in the event lease contracts become past due, depreciation expense under the straight-line method will exceed depreciation expense recognized under the income forecasting method, due to each particular method’s recognition of depreciation expense in correlation to receipt of customer rental payments. This ultimately results in higher merchandise depreciation expense, and corresponding lower gross margin, for all past due contracts in our virtual business compared to our legacy RAC business, in any given period. In future filings we will expand disclosures of our consolidated results of operations, and corresponding Acima segment results to the extent meaningful, to provide investors additional information regarding the impact to gross margin related to the Company’s depreciation policies. Please reference the below revised disclosure excerpt from our Form 10-K for the year ended December 31, 2021, as an example of how we intend to expand our disclosures in future filings:
“Gross profit as a percentage of total revenue for the 12 months ended December 31, 2021 decreased to 48.8%, as compared to 59.4% for the 12 months ended December 31, 2020, primarily due to the acquisition of Acima Holdings and corresponding significant increase in LTO contracts utilizing a straight-line depreciation method; compared to the prior year, in which the Company’s lease merchandise was primarily depreciated using the income forecasting method. Following the acquisition of Acima Holdings, we expect changes in consolidated gross margin to primarily reflect period-over-period changes in LTO business volume between our virtual business and legacy RAC business. Please reference Critical Accounting Estimates, Uncertainties or Assessments in Our Financial Statements, included in our Form 10-K, for additional disclosure of our depreciation policies for lease merchandise.”

Revenues, page 40

2. Please explain what "higher portfolio balance" represents and how it affects the amount of revenues reported.

Response
“Portfolio balance” is a commonly used industry term associated with the Company’s current active lease contracts, or merchandise on-rent. The calculation of “portfolio balance” in our RAC Business segment is the aggregate dollar value of the expected monthly rental income associated with current active lease agreements within the operating segment at the end of any given period. Since LTO revenues in our RAC Business operating segment are almost exclusively related to income earned on customer lease agreements, increases or decreases in our lease portfolio balance have a direct correlation to the corresponding period-over-period change in revenues. In future filings, when referencing a change in the “portfolio balance” as a key driver of our revenue performance, we will also include disclosure concerning the meaning of this term.

Segment Performance
Rent A Center Business Segment, page 40

3. Please quantify in your annual and interim period filings the factors cited for changes in consolidated and segment results. Refer to section 501.04 of the staff’s Codification of Financial Reporting Policies. Consider the preceding in your analysis of operating cash flow on page 41. Also refer to Item 303(b)(2)(iii) of Regulation S-K regarding the change in revenues. Additionally, discuss if the growth in e-commerce revenues is a known favorable/unfavorable trend that is expected to materially affect segment and consolidated results. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment, and in future filings will expand disclosures to provide additional quantitative information related to certain material factors contributing to period-over-period changes in our consolidated and segment results. Please reference the below revised disclosure excerpts from our Form 10-K for the year ended December 31, 2021, related to our RAC Business segment performance and Analysis of Cash Flow sections, as examples of how we intend to expand our disclosures in future filings:
“Revenues. The increase in revenue for the year ended December 31, 2021 was primarily due to an increase in same store sales revenue of approximately 15.4% over the prior year, partially driven by a higher portfolio balance of approximately $13.8 million and an increase in e-commerce sales of approximately $81.5 million, partially offset by the impact of refranchising approximately 100 stores in California in the fourth quarter of 2020.”
“Operating Profit. Operating profit as a percentage of segment revenues was 22.0% for 2021 compared to 18.0% for 2020. The increase in operating profit for the year ended December 31, 2021 was driven primarily by higher revenues as described above, partially offset by higher merchandise losses and higher labor expense compared to the prior year period. Charge-offs in our Rent-A-Center Business lease-to-own stores due to customer stolen merchandise, expressed as a percentage of Rent-A-Center Business lease-to-own revenues, were approximately 3.4% for the year ended December 31, 2021, compared to 3.0% in 2020. Other merchandise losses include unrepairable and missing merchandise, and loss/damage waiver claims. Charge-offs in our Rent-A-Center Business lease-to-own stores due to other merchandise losses, expressed as a percentage of revenues, were approximately 1.6% for the year ended December 31, 2021, compared to 1.5% in 2020. Finally, labor expense for our RAC Business segment increased by approximately $29.3 million for the 12 months ended December 31, 2021, compared to 2020, primarily due to wage inflation described further in Trends and Uncertainties above.”
“Analysis of Cash Flow. Cash provided by operating activities increased by $155.8 million to $392.3 million in 2021 from $236.5 million in 2020, primarily due to the acquisition of Acima Holdings, which contributed revenue and operating profit of approximately $1.5 billion and

$152.5 million, respectively, to our results of operations in 2021 following the acquisition. The impact of the acquisition of Acima Holdings was partially offset by cost savings initiatives implemented by the Company in response to the COVID-19 pandemic in the first half of 2020, in addition to cash benefits stemming from the CARES Act in 2020.”
The Company also acknowledges the Staff’s comment regarding the trend of e-commerce revenues in our RAC Business segment and will provide additional disclosure of this trend in the Trends & Uncertainties section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future Form 10-Q and 10-K filings. Please reference the below disclosure as an example of what the Company intends to disclose in future filings:
“In recent years e-commerce revenues have continued to increase as a percentage of total revenues in our RAC Business segment. For the 12 months ended December 31, 2021, e-commerce revenues represented approximately 20.8% of total RAC Business segment revenues compared to 18.5% for the same period in 2020. Due to recent trends in consumer shopping behaviors and expectations, the Company believes e-commerce solutions are an important part of its lease-to-own offering. However, the Company is unable to quantify the extent to which e-commerce revenues are incremental compared to what its overall revenues would have been in the absence of those e-commerce transactions. In addition, the profitability of e-commerce transactions can be impacted by different merchandise loss factors compared to traditional store-based transactions in the RAC Business segment. Therefore, the Company is unable to determine with certainty whether the continuation of this trend toward increased e-commerce transactions will have a significant impact to our financial statements in future periods or be favorable or unfavorable to our financial results.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2022
Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 4 - Receivables and Allowance for Doubtful Accounts, page 11

4. We note in your earnings calls for the periods ended December 31, 2021, March 31, 2022 and June 30, 2022 that you tightened and enhanced your underwriting guidelines that affected provisions for delinquencies and credit losses in the Acima business segment. However, it appears your accounting policy regarding receivables and allowance for doubtful accounts has not changed from that disclosed at December 31, 2020. Please explain to us your consideration of ASC 326-20-50-10 and 11 regarding the impact of the Acima acquisition on your policy.

Response
The Company’s accounting assessment for the acquired entity, Acima Holdings, concluded virtual LTO agreements (i.e. leases originated through a third party retailer’s e-commerce platform or un-staffed retailer locations) qualify as operating leases, defined under ASC 842-10-25, consistent with the Company’s historical evaluation of LTO agreements for legacy RAC. Therefore, the Company believes our LTO agreements are excluded from the scope of ASC 326, as described in ASC 326-20-15-3.

Our accounting policy for lease receivables prior to and subsequent to the acquisition of Acima Holdings, takes into consideration guidance provided under ASC 842-30-25 and ASC 450, requiring ongoing probability assessments of collectability of future lease payments from the lease commencement date through the remaining term of the lease. In accordance with the above guidance, the Company accrues revenue for renewal and uncollected lease payments on a net basis to Rentals and Fees in our Consolidated Statement of Operations with a corresponding net adjustment to Trade Receivables, based on the Company’s assessment of the probability of collectability utilizing historical collection rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business and Operational Trends
Other Macroeconomic Conditions and Changes in underwriting, page 26

5. You disclose you have been impacted by negative macroeconomic trends, including a condensed labor market, wage inflation, global supply chain issues and inflation affecting your revenues and underwriting. Please expand your disclosure to identify the principal factors contributing to these issues and clarify the resulting impact on you. Additionally, disclose any known trends or uncertainties regarding these issues that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response
The Company acknowledges the Staff’s comment, and in future filings will provide expanded disclosures regarding material macroeconomic trends, including known factors contributing to the trends and corresponding impacts to the Company. Please reference the below disclosure excerpt from our Form 10-Q as of June 30, 2022, revised to provide an example of how we intend to expand our disclosures of macroeconomic trends in future filings:
“In the third quarter of 2021 we began to experience negative customer behavioral trends, including increases in delinquent payments and merchandise loss activity, resulting in declining revenues and increased operating expenses, respectively. These negative trends continued to accelerate in the fourth quarter of 2021, following the expiration of government stimulus and relief programs combined with a significant rise in the US consumer price index, leading the Company to tighten our underwriting policies in an effort to mitigate their effects. The continuation of the above trends combined with the tightening of our underwriting policies, which reduced our portfolio of active leases with a corresponding decrease to lease revenues, has continued to negatively impact our operating profit and cash flows from operations, during the first half of 2022.”
“Other Macroeconomic Conditions. In addition to the negative trends in customer behavior described above, we have also been impacted by other negative macroeconomic trends, including a condensed labor market, which has contributed to wage inflation, and global supply chain disruptions resulting in reduced product availability and rising product costs. Recent wage inflation trends have resulted in higher labor costs for the Company, while supply chain disruptions have partially contributed to declines in our revenue, due to lower product availability, and increased merchandise losses driven by higher product costs.”

“While we are unable to predict with certainty or quantify the full impact the above trends may have on our financial performance in future periods, continuation of these trends may have a material adverse impact on our financial statements, including our results of operations, operating cash flows, liquidity and capital resources.”

If you have any questions or require further information regarding the above responses, you are welcome to contact me directly at 972-801-1301.

Sincerely,

/s/ John Tschirhart
John Tschirhart
Senior Vice President - Controller
Rent-A-Center, Inc.